Pear Therapeutics, Inc.
200 State Street, 13th Floor
Boston, Massachusetts 02109

December 29, 2021
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pear Therapeutics, Inc. Registration Statement on Form S-1 File No. 333-261876 Request for Acceleration
Ladies and Gentlemen:
Pursuant to Rule 461 under the Securities Act of 1933, as amended, Pear Therapeutics, Inc. (the “Company”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-261876) (the “Registration Statement”), so that it may become effective at 4:00 pm Eastern time on December 30, 2021, or as soon thereafter as practicable.

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Very truly yours, PEAR THERAPEUTICS, INC.

By:	/s/ Ronan O’Brien
Name: Ronan O’Brien Title: General Counsel
[Signature Page to Pear Therapeutics, Inc. Acceleration Request]